CANADIAN NATURAL RESOURCES LIMITED
PROVIDES UPDATE ON THE SCOTFORD UPGRADER
CALGARY, ALBERTA – MAY 1, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural" or the "Company") provides a follow up report on the event which occurred at the Scotford Upgrader, in which the Company has a 70% interest, on Monday April 15, 2019 at approximately 8:45am. Shell Canada, as Operator of the Scotford Upgrader, along with Strathcona County Emergency Services responded to a fire in the upgrader expansion area ("North Upgrader") at the Scotford Upgrader, while it was being shut down for planned maintenance. The fire was promptly extinguished, all personnel were accounted for, and there were no reported injuries.
The fire was contained to a process furnace in the North Upgrader, while operations at the base upgrader plant ("South Upgrader") were not impacted by the fire. While the cause of the fire is being investigated by the Operator, an assessment is underway to determine the extent of damage to the North Upgrader and the cost and timing for repairs are yet to be determined. The investigation and planned maintenance activities continue on the North Upgrader.
The planned 38 day turnaround at the Scotford Upgrader is targeted for April and May 2019, during which time the South Upgrader will run at a restricted gross processing rate of approximately 200,000 bbl/d of SCO. Upon completion of the planned maintenance, May and June average gross production at the Albian mines is targeted to be approximately 245,000 bbl/d versus the Company's previously targeted gross curtailment production volumes at the Albian mines of approximately 255,000 bbl/d. The Company continues to optimize other assets in Alberta to mitigate the impacts of curtailment on its production.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com